

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 11, 2018

Via E-Mail
Mr. Peter Federico
Chief Financial Officer
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

>        **Re: AGNC Investment Corp.**
>            **Form 10-K for the Fiscal Year Ended December 31, 2017**
>            **Filed February 26, 2018**
>            **File No. 001-34057**

Dear Mr. Federico:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities